UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium N.V. (the “Company”), dated March 16, 2016, announcing a proposed private offering by the Company of U.S. dollar denominated senior secured notes (the “Offering”).

Attached hereto as Exhibit 99.2 are excerpts from a preliminary offering circular that the Company intends to distribute to potential investors in the Offering.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Constellium N.V. on March 16, 2016.
99.2	Excerpts from Preliminary Offering Circular, dated March 16, 2016.

The information contained in this Form 6-K and its exhibits is not incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium N.V. with the Securities and Exchange Commission, unless expressly referenced therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V. (Registrant)

March 15, 2016	By:	/s/ Didier Fontaine
Name: Didier Fontaine
Title: Chief Financial Officer